UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On August 6, 2023, the board of directors of SaverOne 2014 Ltd. (the “Company”) appointed Omri Hagai as the Company’s chief financial officer, effective as of August 6, 2023. Mr. Hagai replaced Tony Klien, the Company’s former chief financial officer, who served in such position until August 5, 2023 and will continue to serve the Company in an advisory role during a transition period.

Mr. Hagai, 38, has over 10 years of financial experience, including experience in finance and audit related functions of SEC reporting companies. From 2021 to 2023, Mr. Hagai has served as a Director of Finance of BrainsWay Ltd. (Nasdaq: BWAY), where he managed its finance department and led the preparation of the company’s financial statements for SEC filings. From 2018 to 2021, Mr. Hagai served as the Disclosure and Reporting Controller for Israel Chemicals Ltd. (NYSE: ICL). Prior to this role, Mr. Hagai served as the Assistant Controller for Israel Chemicals from 2016 to 2018. Prior to his public company roles, Mr. Hagai served as an Assurance Senior Associate at Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited. Mr. Hagai holds a bachelor of arts in business management and accounting from The Hebrew University of Jerusalem.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: August 8, 2023	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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